UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 16, 2006**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 7.01. Regulation FD and Item 8.01. Other Events

The following statement was released by Caterpillar Inc. on May 16, 2006. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

May 16, 2006

FOR IMMEDIATE RELEASE

Caterpillar To Acquire Progress Rail,
One Of the Largest Suppliers of Aftermarket Services to the North American Railroad Industry

Continued growth in services is an important part of Caterpillar's Vision 2020 Strategy

PEORIA, Ill. – Caterpillar Inc. (NYSE: CAT) has reached an agreement to acquire Progress Rail Services, Inc. (Progress Rail) for $1.0 billion in cash, stock and assumption of debt. Progress Rail is majority owned by One Equity Partners, a private equity affiliate of JP Morgan Chase & Company, Inc.

Based in Albertville, Alabama, Progress Rail is a leading provider of remanufactured locomotive and railcar products and services to the North American railroad industry. With 2005 sales of $1.2 billion, the company has one of the most extensive rail service and supply networks in North America. It operates more than 90 facilities in 29 states in the United States, Canada and Mexico, with about 3,700 employees.

"This is an important acquisition due to its size and scope. The rail aftermarket services business is a strong fit with our strategic direction and will leverage our remanufacturing capability," said Caterpillar Chairman and Chief Executive Officer Jim Owens. "Progress Rail provides excellent diversified growth to Caterpillar, enhancing our ability to deliver attractive profitability throughout the business cycles."

"I am extremely pleased that Progress Rail is becoming part of the Caterpillar family," commented William P. Ainsworth, president and chief executive officer of Progress Rail. "Progress Rail's success has been attributable to our dedicated employees and commitment to our valued customers, and Caterpillar shares these same values with our company. By leveraging the world-class capabilities of Caterpillar within Progress Rail, the future is bright for our employees, our customers and our business."

Progress Rail offers a full range of reconditioned and remanufactured railcar components, rail and track products, railcar and locomotive repair, rail welding, maintenance of way equipment and railcar dismantling.

"Progress Rail is a leading aftermarket services provider to the rail industry, and this is a premier opportunity for Caterpillar to continue to grow its services portfolio," said Steve Fisher, Caterpillar vice president with responsibility for remanufacturing. "They provide highly integrated solutions, have developed important long-term customer relationships with the railroads and have earned an excellent reputation throughout the industry. We are especially pleased that Billy Ainsworth and the senior management team will join Caterpillar and continue to lead Progress Rail. Together, we will be very well positioned to better serve the rapidly growing railroad maintenance and repair business."

"There are significant benefits as Progress Rail becomes part of Caterpillar," said Steve Wunning, Caterpillar group president. "Progress Rail is very customer focused and brings an extensive network of aftermarket operations in the United States, Canada and Mexico. Together, we will be able to provide a broader array of services to the rail industry and expand outside of North America to the rest of the world. Progress Rail will use Caterpillar's extensive remanufacturing technology and processes to build upon their already superior capability. We expect this transaction to be accretive to our 2006 earnings and exceed our internal targets for investments."

Under the terms of the agreement, Caterpillar will acquire Progress Rail for approximately $800 million in cash and Caterpillar stock, and $200 million through the assumption of long-term debt. Of the approximately $800 million, 53 percent is expected to be paid in cash and 47 percent in Caterpillar stock. The transaction closing is subject to obtaining regulatory approvals and should take place around the end of second quarter 2006.

Monroe Securities and Lehman Brothers provided the financial advisory services, and Mayer Brown Rowe & Maw provided legal services to Caterpillar. Credit Suisse, JP Morgan and Morgan Stanley provided advisory services, and Morgan Lewis & Bockius provided legal services to Progress Rail.

Announcement Conference Call

Caterpillar Group President Steve Wunning, Caterpillar Vice President Steve Fisher and Caterpillar Investor Relations Director Mike DeWalt will discuss the acquisition of Progress Rail with financial analysts and institutional stockholders on a one-hour conference call beginning at 8 a.m. Central Daylight Time on Friday, May 19, 2006.

Webcast access: A real-time, listen-only webcast of the conference call with analysts and institutional investors will be available. The call can be accessed through www.cat.com/IRwebcast. Listeners should go to the web site at least 15 minutes before the live event to download and install any necessary audio software. The transcript from the webcast presentation will be filed with the U.S. Securities and Exchange Commission at the time of the conference call.   For those unable to participate in the live broadcast, the replay will be available through www.cat.com/IRwebcast shortly after the live event. There is no charge to access the webcast. Those without access to the Internet may request a fax of Caterpillar's transcript shortly after the live event, by calling 800-228-7717 (U.S. and Canada) or 858-244-2080 (for all other regions).

About Caterpillar

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2005 sales and revenues of $36.339 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.CAT.com/.

<u>About Progress Rail</u>
Progress Rail is one of the largest diversified providers of outsourced maintenance and repair services to the railroad industry in North America. Progress Rail had revenue of approximately $1.2 billion in 2005 and the company employs approximately 3,700 people. Progress Rail offers a broad array of products and services for the maintenance and repair of railcars, locomotives and track infrastructure. Its customers include all of the major North American, or "Class 1" railroads, as well as regional railroads, short lines, public transit authorities, private car owners and railcar builders and lessors. With more than 90 facilities located throughout the United States, Canada and Mexico, Progress Rail is strategically located and well equipped to meet its growing customer demands. Company headquarters are in Albertville, Alabama. More information is available at http://www.progressrail.com/.

<u>About One Equity Partners</u>
One Equity Partners (OEP) manages $5 billion of investments and commitments for JP Morgan Chase & Co. in direct private equity transactions. Partnering with management, OEP invests in transactions that initiate strategic and operational changes in businesses to create long-term value. OEP's investment professionals are located across North America and Europe, with offices in New York, Chicago and Frankfurt. More information is available at http://www.oneequity.com/.

QUESTION AND ANSWER

Q1: How will this acquisition impact Caterpillar's 2006 profit?

A: We don't disclose financial information for individual operating units. That said, Progress Rail has a history of solid profitability, and we expect to build on that. In terms of the effect on 2006, we still have work to do on purchase price allocations, and we'll only have it in our results for the last half of 2006. However, we expect it to be accretive to 2006 profit per share.

Q2: Are you going to restate prior period results for the deal?

A: No. It's not material based on reporting rules so we don't intend to restate.

Q3 : What kind of financial return are you expecting on this acquisition?

A: The projected return we're expecting is in excess of our internal hurdle rate. Excellent strategy alignment and synergistic opportunities are important elements for us when we evaluate potential acquisitions.

Q4: Are you paying more than asset value? If so, how much of an increase will this be to intangible assets?

A: We still have work to do on purchase price allocations, but we expect total intangibles (including goodwill) to be around $500 million.

Q5: How will this acquisition impact your share buyback plans?

A: Pursuing strategic growth opportunities is high on our priority list for use of cash, and the acquisition of Progress Rail is a great example. In terms of share buyback, we have authorization to bring shares outstanding down to 640 million by 2008, and are continuing to work towards that goal. For reference, at the end of the first quarter of 2006, shares outstanding were 670 million.

Q6. Why are you getting into this business? Is there more to come in this space?

A: This acquisition fits very well with our long-term strategy–Vision 2020. It's an excellent fit with our existing services portfolio and adds to our transportation portfolio–we serve marine and on-highway customers today. Progress Rail brings our kind of iron, our kind of customers and our kind of people.

This addition will clearly leverage our capabilities in remanufacturing and aftermarket services–areas in which we have demonstrated leadership. Service after the sale defines Caterpillar in our traditional business, and we believe this know-how and capability can be further leveraged to the rail industry through Progress Rail.

The rail service business provides an excellent avenue for diversified revenue growth and earnings stability–critical elements of our Vision 2020. We are continually looking for opportunities that fit our strategic profile and that help us achieve Vision 2020.

Q7: I understand that this is a "service business." How does it fit with Cat?

A: With its unique integration, Progress Rail's business model serves customers who value safety, quality, reliability and durability in their products. This business is customer-centric, meeting their needs with end-to-end integrated solutions through a full network in North America. This fits well with Caterpillar's long-established involvement in transportation infrastructure. Caterpillar has established world-class excellence in remanufacturing, and technological capabilities in salvage processes that are an essential part of Progress Rail's work. With Caterpillar's global reach and Progress Rail's business model, we see substantial growth opportunities.

Q8: How do you plan to manage the business…how much will it integrate with other parts of Cat?

A. Progress Rail has grown and flourished because of its entrepreneurial nature. Employees are proud to work for Progress Rail, and we are extremely excited about the knowledge and skills that they will bring to Caterpillar. Our intent is to preserve the entrepreneurial nature of Progress Rail and maintain its identity as it becomes a Caterpillar company. We will contribute global scale, process capability, and access to technology. Progress Rail will be very autonomous. The level of integration will be similar to other acquisitions that brought a strong identity, such as Solar Turbines.

Q9: Will you change the name of the company? How will it operate differently after you acquire it?

A: Customers identify with the Progress Rail name and it has significant value in the marketplace. We don't plan to change it. Progress Rail has a commitment to safety and continuous improvement that fits well into Caterpillar's culture. We don't expect radical changes in how they operate.

Q10: How good a competitor is Progress Rail? Does the company have a big market share?

A: Rail customers have needs very similar to our machine and engine customers—low life cycle cost, high uptime and availability, and an expert service provider they can count on. Because Progress Rail is vertically and horizontally integrated, it is an excellent competitor. It's a leader in many of the areas it serves and enjoys a leading position in many of them.

SAFE HARBOR

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will," or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange rates or political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including the financial release on Form 8-K filed with the Securities and Exchange Commission on April 24, 2006. We do not undertake to update our forward-looking statements.

Caterpillar contact: Progress Rail contact:
Rusty L. Dunn   Susie Hilsman
Corporate Public Affairs   Public Relations
Caterpillar Inc.   Progress Rail Services, Inc.
309/675-4803   256/840-2615
dunn_rusty_l@cat.com   shilsman@progressrail.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

May 16, 2006   By: */s/James B. Buda*
                                                         James B. Buda
                                                         Vice President